July 23, 2010
By Edgar and Overnight Delivery
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3628

Attn:	Jim B. Rosenberg Senior Assistant Chief Accountant Division of Corporation Finance

Re:	Omni Bio Pharmaceutical, Inc. Form 10-K for the Fiscal Year Ended March 31, 2009 Form 10-Q for the quarterly period ended December 31, 2009 File No. 0-52530
Ladies and Gentlemen:
Omni Bio Pharmaceutical, Inc. (the “Company”) submits this response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), as set forth in a letter dated June 25, 2010, to Mr. Robert C. Ogden, Chief Financial Officer of the Company, regarding the Form 10-K for the fiscal year ended March 31, 2009 and Form 10-Q for the quarterly period ended December 31, 2009, referenced above.
For convenience, each of the Staff’s consecutively numbered comments is set forth herein, followed by our response.
Form 10-Q for the quarterly period ended December 31, 2009
Note 5 — Commitments and Contingencies, page 18
Note 7 — Share-Based Compensation, page 21
1.	Comment: We acknowledge your response to our previous comment six. Please help us understand whether the shares underlying the warrants issued to officers, directors and consultants are “restricted shares” under the guidance of ASC 718-10-30-17 through 30-19 with the restriction impacting the estimate of the grant date fair value under ASC 718-10-30-10. In your response, please tell us whether the Rule 144 safe harbor that you assert is a restriction represents a governmental provision that prohibits the sale of the underlying common stock.
Response: We believe that the shares underlying the warrants issued to officers, directors and consultants are “restricted shares” under the guidance of ASC 718-30-10-17 through 718-30-10-19 with the restriction impacting the estimate of the grant date fair value under ASC 718-10-30-10. ASC 718-10-30-10 states, “a restriction that continues in effect after an entity has issued instruments to employees, such as the inability to transfer vested equity share options to third parties or the inability to sell vested shares for a period of time, is considered in estimating

United States Securities and Exchange Commission
July 23, 2010

the fair value of the instruments at the grant date. ASC 718-10-30-17 states, “A nonvested equity share or nonvested equity share unit awarded to an employee shall be measured at its fair value as if it were vested and issued on the grant date.” ASC 718-10-30-18 states, “Nonvested shares granted to employees usually are referred to as restricted shares, but this Topic reserves that term for fully vested and outstanding shares whose sale is contractually or governmentally prohibited for a specified period of time. A restricted share awarded to an employee, that is, a share that will be restricted after the employee has a vested right to it, shall be measured at its fair value, which is the same amount for which a similarly restricted share would be issued to third parties.”
ASC 718-10-20 defines a “restricted share” as “a share for which sale is contractually or governmentally prohibited for a specified period of time. Most grants of shares to employees are better termed nonvested shares because the limitation on sale stems solely from the forfeitability of the shares before employees have satisfied the necessary service or performance condition(s) to earn the rights to the shares. The term restricted shares refers only to fully vested and outstanding shares whose sale is contractually or governmentally prohibited for a specified period of time.”
All of the shares underlying the warrants issued to directors and officers are “unregistered” as defined under the Securities Act of 1933, as amended (the “Securities Act”). Further, all directors and officers of the Company are deemed “affiliates” as defined under Rule 144(a) under the Securities Act. Because the common stock underlying the warrants are not registered on Form S-8, upon exercise of the warrants granted to such affiliates, the stock certificates representing the underlying common stock will be unregistered under the Securities Act and bear a Securities Act restrictive legend, and therefore, the underlying common stock must be held for six months in order to comply with the Rule 144 holding period for restricted (i.e. unregistered) shares held by affiliates. As such, we confirm the Rule 144 safe harbor is a governmental provision that prohibits the sale of the underlying common stock for a period of time. Rule 144 has further selling restrictions for persons deemed “affiliates,” which include directors and officers of a company. Such restrictions would substantiate a significant discount in determining fair value under commonly established principles of financial economic theory as outlined in ASC 718-10-55-11. We further confirm that there are no contractual restrictions upon the vesting of the warrants issued to officers, directors and consultants.
The shares underlying the warrants issued to a non-affiliate shareholder of Bio Holding, Inc. (“Bio Holding”) in exchange for the license agreement with Bio Holding are restricted shares as defined under the Securities Act and are therefore governmentally prohibited from sale for a specified period of time. They are also contractually prohibited from sale from a “lock-up” agreement that was executed along with the grant of the warrants. We have previously communicated to you that these shares are subject to a two-year lock-up, but, in fact, are only subject to lock-up through March 31, 2011, which is the date that is two years from the effective date of the lock-up agreements imposed on the majority of shareholders (approximately 80%) of our total shareholders as of the merger date between Apro Bio Pharmaceutical, Inc. and Across America Financial Services, the public shell company (the “Merger”).

United States Securities and Exchange Commission
July 23, 2010

2.	Comment: We do not believe that the use of a potential stock sale in valuing warrants issued is appropriate. Please reconcile for us the substantial discounts from the price quotes on the OTC BB to your deemed fair value for your warrant grants from July 7, 2009 through December 16, 2009.
Response: It is important to note that we incorrectly have previously communicated in our responses to your comments and in our internal accounting memo related thereto that certain warrants issued to directors and officers were granted on July 7, 2009. The correct date is July 30, 2009, which we disclosed in our 10-Q filings for the quarters ended June 30, 2009, September 30, 2009 and December 31, 2009.
We previously communicated that the pricing in our capital raising efforts were a factor in our stock price valuation. We firmly believe that our capital raising efforts commencing in the quarter ended June 30, 2009, including the closing of private placement transactions in December 2009 and January 2010, is a paramount factor in determining fair value of our common stock. Our independent registered public accounting firm issued a “going concern” report on our financial statements as of and for the year ended March 31, 2009. We affirmed this qualification on our financial statements in each of our quarterly reports for the June 2009, September 2009 and December 2009 fiscal quarters. We openly disclosed our lack of cash and our timeline of running out of cash in December 2009. Since March 31, 2009, our most significant event has been our private placement offering completed in December 2009 and January 2010 (the “Private Placement”). During the year ended March 31, 2010, we did not report any revenue, execute any new research projects or announce any products or clinical trials. As with our March 31, 2009 financial statements, our independent registered public accounting firm issued a going concern report for the year ended March 31, 2010.
In substance, because we went public through a merger with a public shell rather than in connection with a traditional initial public offering, we believe this private offering, as our most significant capital raising event, was akin to our IPO. While acknowledging limited trading did occur during 2009 in a very inactive market, our efforts in 2009 were focused on obtaining this additional capital, which was required for our continued existence. We believe the SEC has established significant precedent in such situation as an IPO to “look-back” based on the IPO price in the valuation of equity grants for up to a year and requiring registrants to establish justification for any deviations from the prospective IPO price.

United States Securities and Exchange Commission
July 23, 2010

We do not believe that a valuation approach based on a discounting from our OTCBB quoted price is appropriate in our circumstances. Equally as important as capital raising in assessing fair value of our stock is an analysis of our common stock trading volume and related sale prices since we became a public company on March 31, 2009. On March 31, 2009, our common stock was trading at $0.50 per share on the OTCBB and we closed a private placement transaction (the “PP Offering”) with three private investors who invested a total of $420,000 and an affiliate who invested $1,450,000 in our equity securities. In the PP Offering, each investor received a Unit valued at $1.00, which was comprised of one share of our common stock, a warrant to purchase one-half a share of our common stock at an exercise price of $0.25 per share, two warrants to purchase two shares of our common stock at an exercise price of $0.50 per share and a warrant to purchase one share of our common stock at an exercise price of $1.00 per share. The stock price used in valuing these warrants and the warrants issued in the Merger was $1.00, which we believe was conservative when compared to what would be described as an “imputed” valuation of our stock. As previously provided, in an independent valuation of the fair value of our stock as issued in the PP Offering, it was concluded that the imputed value of a share of our common stock was approximately $0.32.
Beginning on March 31, 2009 and through the date of the first grant of warrants to officers and directors of the Company on July 30, 2009, there were approximately 136,000 shares of our common stock that traded on either the OTCBB (“OTC”) or Pink Sheets. The weighted-average sales price for these shares from March 31, 2009 through July 30, 2009 as computed by reported OTC sale prices and volumes was approximately $8.50 per share. During this same period, we sold 420,000 shares of common stock plus warrants for $1.00 in the PP Offering. In addition, during the period of March 31, 2009 through July 30, 2009, we were aware of sales of our common stock in private transactions (“Private Transactions”) of approximately 106,500 shares at a weighted-average price of approximately $1.25 per share. These Private Transactions involved sales/purchases of unregistered shares of our common stock and required the execution of a lock-up agreement by the purchasing party. We were also aware of another significant private stock transaction among multiple accredited investors completed in the first few days after March 31, 2009 comprised of 1,250,000 shares at a price of $0.20 per share. We excluded this 1,250,000 share transaction from the Private Transactions as it could be characterized as representing a “blockage discount” transaction. For the period from March 31, 2009 through July 30, 2009, the weighted-average selling price for shares as reported on the OTC and shares sold in the PP Offering and the Private Transactions was approximately $2.58 per share and the exercise price of warrants issued to directors and officers was $3.00 per share. Approximately 663,000 aggregate shares were sold in these transactions. Share amounts from the Private Transactions were determined from our review of stockholder names and transaction amounts from our transfer agent’s stock register together with the Company’s knowledge of stockholders as listed in the transfer agent’s stock register who were selling shares in the Private Transactions. Selling prices were determined as represented to us by either buyers or sellers in the Private Transactions.

United States Securities and Exchange Commission
July 23, 2010

Using this same approach, we computed weighted-average sale transactions of our common stock for the periods between subsequent grants of warrants to directors, officers and consultants. These periods were as follows: 1) July 31, 2009 to August 6, 2009 (“Period 2”); 2) August 7, 2009 to October 12, 2009 (“Period 3”); and 3) October 13, 2009 to December 16, 2009 (“Period 4”). For Period 4, we included total sales of our common stock from the Private Placement that closed at various dates in December 2009 and January 2010. We believe it is appropriate to include the January 2010 sale transactions in the computations for Period 4 as the pricing in December 2009 and January 2010 was identical, eventual investors were mostly identified in December 2009 and we began first accepting funds into escrow in early December 2009. Also during Periods 2-4, there were additional Private Transactions that we included in our computations.
The following summarizes the stock trading volume and selling prices for Periods 2-4 and for cumulative period from April 1, 2009 to December 31, 2009:
Period 2
•	OTC reported trades — 861 shares at a weighted-average sale price of $11.00;
•	No Private Transactions occurred based on our review of the stock register and knowledge of Private Transaction investors.
•	Warrants were granted during this period at an exercise price of $3.00 per share.
Period 3
•	OTC reported trades — 10,043 shares at a weighted-average sale price of $14.58 per share.
•	Private Transactions — 700,501 at a weighted-average sale price of $2.50 per share.
•	Total shares traded of approximately 710,000 at a weighted-average sale price of $2.67 per share.
•	Warrants were granted during this period at an exercise price of $3.00 per share.
Period 4
•	OTC reported trades — 7,227 shares at a weighted-average sale price of $12.17 per share.
•	Private Transactions — approximately 235,000 shares at a weighted-average sale price of $2.09 per share.
•	Private Placement — 794,260 units (each unit comprised of one share of common stock and one warrant to purchase one share of stock at $3.75 per share) at a sale price of $2.50 per unit. (Note: Per our independent valuation report, the imputed value of stock sold in the Private Placement was $1.58 per share).
•	Total shares traded of approximately 1,036,000 at weighted-average sale price of $2.47 per share.
•	Warrants were granted during this period at an exercise price of $3.00 per share.

United States Securities and Exchange Commission
July 23, 2010

Summary — April 1 through December 31, 2009
•	OTC reported trades —154,662 shares (or approximately 0.6% of total average outstanding shares) at a weighted-average sale price of $9.08.
•	PP Offering and Private Placement — 1,214,260 shares (or approximately 4.8% of total average shares outstanding) at a weighted-average sale price of $1.98 (without consideration of imputed value of common stock as a component of unit sales).
•	Private Transactions — approximately 1,042,000 shares (or approximately 4.1% of total average shares outstanding) at a weighted-average sale price of $2.28 per share.
•	Total shares traded of approximately 2.4 million (or approximately 9.5%) at a weighted-average sale price of $2.56.
•	All warrants were granted at an exercise price of $3.00 per share.
Based on the transactions outlined above, we believe that we have been conservative in using a price of $3.00 per share as the stock price variable in our Black-Scholes calculations for the warrant grants during the period from July 30, 2009 to March 31, 2010. Further, we assert that a fair value approach for our Company that is based on a discount of our reported OTC sales prices is not appropriate or what was intended in the concept of fair value as it applies to valuing share-based compensation under ASC 718. We believe that the nature of our capital structure and the limited public trading volume of our common stock clearly represent components of an inactive market for our stock as it relates to OTC trading. Therefore, we believe that the common stock price input in a Black-Scholes warrant valuation must be representative of a price that a willing third party buyer and seller would agree to in an active market, as the Private Transactions, PP Offering and Private Placement events represent. The nature of a particular warrant’s estimated fair value must be viewed not only on its exercise and selling provisions, but on the basis of a company’s underlying stock from the most representative markets. As such, we believe that this supports the use of other US GAAP, in addition to ASC 718, in determining the estimated fair value of our common stock.
For example, the AICPA Practice Aid Series Valuation of Privately-Held-Company Equity Securities Issued as Compensation (the “Practice Aid”) addresses the appropriateness of fair value concepts outlined in ASC 820, Fair Value Measurements and Disclosures in relation to ASC 718. Chapter 1 — paragraph 14 of the Practice Aid states, “Even though FASB ASC 820 technically does not apply when valuing private company equity securities granted under FASB ASC 718 or 505-50, the fair value concepts in FASB ASC 820, 718 and 505-50 are closely aligned, and the task force believes that the valuation of private company equity securities granted under FASB ASC 718 or 505-50 will generally be consistent with the valuations performed for FASB ASC 820 purposes. Furthermore, the task force believes that FASB ASC 820 contains some concepts which practitioners may find helpful when determining fair value in connection with share-based payment transactions. Therefore, the task force recommends following the measurement guidance in FASB ASC 820 when accounting for share-based payment transactions unless it is inconsistent with the guidance in FASB ASC 718 or 505-50.”

United States Securities and Exchange Commission
July 23, 2010

A second example is paragraph C68 of FAS 157, the pre-codified pronouncement to ASC 820, which states, “The Exposure Draft emphasized that a quoted price (unadjusted) in an active market should be used to measure fair value whenever it is available. Some respondents interpreted the related guidance as requiring the use of a quoted price in an active market without regard to whether that price is readily available or representative of fair value. Those respondents referred to possible conflicts with ASR 118, which requires adjustments to a quoted price in those situations (fair value pricing). In its redeliberations, the Board affirmed that its intent was not to preclude adjustments to a quoted price if that price is not readily available or representative of fair value, noting that in those situations, the market for the particular asset or liability might not be active. To convey its intent more clearly, the Board clarified that in those situations, the fair value of the asset or liability should be measured using the quoted price, as adjusted, but within a lower level of the fair value hierarchy.”
ASC 718-10-55-11 reaffirms these concepts and states, “If observable market prices of identical or similar equity or liability instruments of the entity are not available, the fair value of equity and liability instruments awarded to employees shall be estimated by using a valuation technique that meets all of the following criteria:
a. It is applied in a manner consistent with the fair value measurement objective and the other requirements of this Topic.
b. It is based on established principles of financial economic theory and generally applied in that field ( Established principles of financial economic theory represent fundamental propositions that form the basis of modern corporate finance (for example, the time value of money and risk-neutral valuation)).
c. It reflects all substantive characteristics of the instrument (except for those explicitly excluded by this Topic, such as vesting conditions and reload features).
That is, the fair values of equity and liability instruments granted in a share-based payment transaction shall be estimated by applying a valuation technique that would be used in determining an amount at which instruments with the same characteristics (except for those explicitly excluded by this Topic) would be exchanged.”
As described above, we believe that it is appropriate to consider private sale transactions of our common stock in determining the fair value of the warrants because of the limited volume and infrequency of trading on the OTC, the restricted nature of the majority of our common stock and the volume of private sales of our common stock significantly exceeding the trading volume on the OTC. Therefore, we believe that the private sale prices of our common stock more accurately reflect the fair value of our common stock on the warrant grant dates than the OTC closing price.

United States Securities and Exchange Commission
July 23, 2010

We also want to emphasize again that approximately $4 million of our $5 million net loss recorded for our fiscal year ended March 31, 2010 was attributable to non-cash charges related to warrant grants. We attempted to be conservative in our valuation approach, which resulted in the recording of these significant charges. Further, we do not believe that our market capitalization as computed by quoted OTC prices in an inactive and illiquid market represents the financial substance of the Company in light of the financial elements that existed during the periods of the warrant grants, such as our recurring and expected net losses; a balance sheet that was comprised of less than $1 million in working capital and total assets, and stockholder’s equity of less than $0.5 million; cash availability only through December 2009; no revenues, proven products or FDA approvals or achievement of significant milestones; and a going concern report from our independent registered public accounting firm.
* * * *
In connection with our response to the Staff’s comments, we acknowledge that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filings, (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings, and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If we can facilitate the Staff’s review, or if the Staff has any questions on any of the information set forth herein, please telephone me at (303) 867-3415. Thank you again for your time and consideration.

Very truly yours,
/s/ Robert C. Ogden
Robert C. Ogden
Chief Financial Officer